December 1, 2017

VIA EDGAR

Elisabeth Bentzinger

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund & Variable Insurance Trust, Rational Select Asset Fund - File Nos. 033-11905 and 811-05010

Dear Ms. Bentzinger:

On October 3, 2017, Mutual Fund and Variable Insurance Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Rational Hedged Return Fund (f/k/a Rational Real Strategies Fund) (the “Fund”). On November 17, 2017, you provided oral comments. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General:

Comment 1. To the extent applicable, please incorporate comments made by the staff to Post-Effective Amendment No. 155 with respect to the Rational Dynamic Brands Fund to this Fund’s 485(b) filing.

Response. The Registrant has incorporated the comments as requested.

Prospectus:

Summary

Comment 2. Please delete footnote 4 or add a line item for AFFE.

Response. The Registrant has removed the footnote.

Comment 3. In “Principal Investment Strategy”, please clarify that the options in which the Fund invests are on futures on the S&P 500 as the phrasing is unclear. The word “and” also appears to be missing before “cash equivalents.”

Response. The Registrant has revised the disclosure as follows:

Under normal circumstances, the Fund invests primarily in long and short call and put options on futures contracts on the Standard & Poor’s 500 Index ~~futures contracts~~, and in cash, and cash equivalents (including short term treasury securities).

Comment 4. In the “Principal Investment Strategy”, please explain what VIX and SPX are and how futures and options on those indexes help with risk management and capital preservation.

Response. The Registrant has replaced the disclosure with the following:

The Fund employs strict risk management procedures to adjust portfolio exposure as necessitated by changing market conditions, which may lead to higher transaction costs that may affect the Fund’s performance. In the event options on S&P 500 Index futures are unavailable for investment, in order to gain similar market exposure, the Fund may instead invest a significant portion of its assets in CBOE Volatility Index (“VIX”) futures and options, and SPX cash options. The VIX is measure of the implied volatility of S&P 500 Index options.

Comment 5. Please disclose, if true, that the adviser relies on an exclusion from the definition of a commodity pool operator and that, if it can no longer rely on an exclusion, the Fund would have to comply with additional regulations and compliance obligations, which could result in additional expenses for the Fund.

Response. The Registrant has added the disclosure requested to the SAI as it does not believe it is a principal risk of the Fund.

Comment 6. Please add leverage risk as a separate risk factor.

Response. The Registrant has added the risk requested.

Comment 7. In “Hedging Risk” and “Index Risk”, please name the derivatives being used.

Response. The Registrant has revised the disclosure as requested.

Comment 8. In “Regulatory Risk”, remove “or other countries” or add investments in foreign securities to the strategy.

Response. The Registrant has removed the phrase as requested.

Comment 9. There is a risk for US agency securities. Please add these to the strategy or remove the risk.

Response. The Registrant has not revised the disclosure as short term treasury securities are already discussed in the strategy.

Comment 10. Please move the S&P 500 to the first index in the performance table.

Response. The Registrant has revised the disclosure as requested.

Comment 11. Please add a description for the IQ Hedge Long/Short Beta Index and include a parenthetical “reflects no deduction for fees, expenses or taxes” like the other indexes.

Response. The Registrant has added the disclosure requested.

Additional Information About Principal Investment Strategies And Related Risks

Comment 12. Please provide the strategy disclosure for Item 9 in advance of the effectiveness of the Registration Statement.

Response. The Registrant provided the disclosure requested via email on November 29, 2017, and it is provided below.

Under normal circumstances, the Fund invests primarily in long and short call and put options on futures contracts on the Standard & Poor’s 500 Index (“SPX”), and in cash, and cash equivalents (including short term treasury securities).

The Fund seeks to achieve its investment objective in three ways: (1) Premium Collection – the Fund collects premiums on options it sells; (2) Volatility Trading – the Fund may enter into positions designed to hedge or profit from either an increase or a decrease in Index volatility; and (3) Trend Following – the Fund may increase or decrease the balance of puts and calls based on trending market direction; however, in general, the strategy does not depend on a prediction of equity market direction and is designed to produce returns that are not correlated with equity market returns.

The Fund places a strong focus on risk management that is intended to provide consistency of returns and to mitigate the extent of losses. Positions are entered on a continuous basis across different option exercise prices and expiration dates. The foundation of the Fund’s trading methodology is determined by both technical and fundamental analysis on the S&P 500 Index futures. Technical analysis focuses on the statistical analysis of price movements of the SPX and provides the framework for trade decisions. However, the Sub-adviser also uses fundamental analysis of macroeconomic events such Federal Reserve policy statements, disputes between countries, political upheaval, and other geopolitical events to supplement the technical analysis for final trade execution. For example, if the technical indicators indicate a pending market decline, and the fundamental forecast confirms that near-term outlook, the Sub-adviser will position the Fund’s portfolio to take advantage of a decline in the SPX.  Conversely, if both technical and fundamental analysis point to a rising SPX, the Fund’s portfolio can be adjusted rapidly to attempt to capture that potential upside. In the event that the fundamental and technical analysis disagree, the Fund can take a more market neutral posture or stay out of the market. The Fund employs strict risk management procedures to adjust portfolio exposure as necessitated by changing market conditions, which may lead to higher transaction costs that may affect the Fund’s performance. In the event options on S&P 500 Index futures are unavailable for investment, in order to gain similar market exposure, the Fund may instead invest a significant portion of its assets in CBOE Volatility Index (“VIX”) futures and options, and SPX cash options. The VIX is measure of the implied volatility of S&P 500 Index options.

Exchange-traded options on broad-based equity indices that trade on a national securities exchange registered with the SEC, or a domestic board of trade designated as a contract market by the Commodity Futures Trading Commission, generally qualify for treatment as “section 1256 contracts,” as defined in the Internal Revenue Code of 1986, as amended (the “Code”). Under the Code, capital gains and losses on “section 1256 contracts” are generally recognized annually based on a marking-to-market of open positions at tax year-end, with gains or losses treated as 60% long-term and 40% short-term, regardless of holding period. The Fund intends to utilize primarily options that are “section 1256 contracts.”

The Fund actively trades its portfolio securities in an attempt to achieve its investment objective.

Comment 13. In “Principal Risks”, please expand the risk disclosure to provide more information than the Item 4 risk disclosure.

Response. The Registrant has revised the risks as appropriate.

Comment 14. Please confirm that the Fund is diversified, and delete the risk disclosure for non-diversification if so.

Response. The Registrant has deleted the non-diversification risk because the Fund is diversified.

Prior Performance of the Sub-Advisor

Comment 15. Please clarify that the performance shown is net of all fees and expenses of the composite, including sales loads.

Response. The Registrant has revised the disclosure as follows:

~~The 3rd Party Composite performance~~ From May 1, 2012 to January 31, 2015, the Tactical Program Composite was composed of only proprietary accounts. These proprietary accounts did not pay any account fees. The performance returns set forth below from May 1, 2012 to January 31, 2015 are calculated and presented pro forma net of a 2% management fee and a 20% incentive fee and net of all brokerage and trading related expenses in accordance with Commodity Futures Trading Commission and National Futures Association standards. The performance of the Tactical Program Composite from February 1, 2015 to October 31, 2017 is calculated “net” of all actual separate account fees (i.e., it includes the impact of all account fees and expenses). None of the accounts in the Tactical Program Composite had a sales load.

Comment 16. Please supplementally represent that the sub-adviser has all books and records to back up the performance shown.

Response. The sub-adviser has confirmed to the Registrant that the sub-adviser has all books and records to back up the performance shown.

Comment 17. Please reconcile the inception date in the footnote to the average annual total return table of May 2012 with the net dollar weighted annual returns table beginning with 2013. If 2012 is the correct year, please include a 5 year column in the average annual total returns table.

Response. The inception date of the composite is May 1, 2012. The Registrant has revised the disclosure accordingly.

Comment 18. Please file an auditor’s consent for the Fund’s prior auditor.

Response. The Registrant does not believe such a consent is required because the former auditor is neither named as having prepared or certified any part of the registration statement, nor is named as having prepared or certified a report for use in connection with the registration statement as set forth in Section 7(a)(1) of the Securities Act of 1933.

SAI:

Comment 19. On page 4, in the 4th paragraph after the fundamental investment restrictions, it indicates that the Fund “may” concentrate, which is not permitted. The Fund must either concentrate or not.

Response. The Registrant has deleted the sentence referenced.

Comment 20. In “Other Investment Policies”, it references 80% investment policies that do not apply to the Fund. Please revise the disclosure to only include policies of the Fund.

Response. The Registrant has made the revisions requested.

Comment 21. Please provide the ownership information for the portfolio managers in the Fund as of a recent practicable date rather than December 31, 2016 as they are new portfolio managers.

Response. The Registrant has made the revisions requested.

Comment 22. Other funds of the Registrant are referenced on page 44 and 56. Please remove the references.

Response. The Registrant has deleted the references to the funds not included in this SAI.

Comment 23. Please revise the reference to Appendix A of the prospectus on page 48 to reference “the” prospectus instead of “this” prospectus.

Response. The Registrant has made the revisions requested.

Comment 24. On page 49 in “Class A Shares”, delete the last sentence as the disclosure referenced is not in the SAI.

Response. The Registrant has deleted the sentence as requested.

Comment 25. In “Performance Information”, revise the disclosure to include other expense that could affect performance besides just 12b-1 fees. Also, the capital “T” is not defined in the formula shown and the word “payment” appears to be missing in the definition of “P”.

Response. The Registrant has deleted the performance section.

Part C:

Comment 57. Please confirm that the code of ethics of the sub-adviser will be filed in a PEA.

Response. The Registrant so confirms.

If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya L. Goins